Exhibit 14.2

Adopted: 2/20/04

A.G. Edwards Financial Code Of Ethical Conduct

A.G. Edwards, Inc. firmly embraces its responsibility to ensure its financial practices and policies fulfill the obligations to shareholders, clients, employees, governmental entities and regulatory authorities. A.G. Edwards has adopted the following code of ethics for individuals serving as Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller, Director of Tax and Director of Regulatory Accounting (collectively its “Senior Financial Officers”).

Senior Financial Officers will:

·	Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

·	Provide financial reports and information that are accurate, complete, objective, relevant, timely and understandable.

·	Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and private and public regulatory agencies.

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Maintain the confidentiality of information entrusted to them except when disclosure is authorized or legally mandated, and not use for personal advantage any confidential information acquired in the course of work.

·	Use corporate assets and resources employed or entrusted to them in a responsible manner.

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Promptly report, as provided in the firm's Policy On Ethical Behavior And Anti-Retaliation, any conduct believed to be a violation of the law or business ethics or of any provision of the A.G. Edwards Financial Code of Ethical Conduct.

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Understand and acknowledge that violations of the A.G. Edwards Financial Code of Ethical Conduct, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.